Exhibit 99.21

Lemminkäinen Corporation’s unaudited half-year financial report for the six-month period ended June 30, 2017

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this document may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

Lemminkäinen Half Year Financial Report

1 January – 30 June 2017

April–June 2017 (4–6/2016)

•                  On 19 June 2017, Lemminkäinen announced a plan to combine with YIT Corporation to create a platform to grow to one of the leading urban developers in the Northern European construction market. The combination is intended to be completed on either 1 November 2017 or 1 January 2018, as possible.

•                  Order inflow was EUR 426.1 million (382.8).

•                  Order book at the end of the period amounted to EUR 1,647.4 million (1,495.7).

•                  Net sales totalled EUR 466.0 million (457.1).

•                  Operating profit amounted to EUR 15.9 million (21.2), or 3.4% (4.6) of net sales. The operating profit includes EUR 1.8 million transaction costs related to the planned combination of Lemminkäinen and YIT.

•                  Profit for the period was EUR 9.4 million (12.3).

•                  Earnings per share were EUR 0.38 (0.48).

•                  Cash flow from operating activities totalled EUR 4.0 million (25.6).

•                  Equity ratio was 34.7% (33.8) and gearing 53.3% (52.2) at the end of the review period.

•                  Interest-bearing net debt at the end of the review period was EUR 156.8 million (165.2).

January–June 2017 (1–6/2016)

•                  Order inflow was EUR 850.4 million (783.3).

•                  Net sales totalled EUR 706.3 million (673.8).

•                  Operating profit amounted to EUR -17.0 million (-10.2), or -2.4% (-1.5) of net sales. The operating profit includes a EUR 3.4 million compensation paid by Lemminkäinen related to the Helsinki Court of Appeal’s decision regarding breach of the Finnish environmental protection law and EUR 1.8 million transaction costs related to the planned combination of Lemminkäinen and YIT.

•                  Profit for the period was EUR -21.0 million (-15.6).

•                  Earnings per share were EUR -0.96 (-0.83).

•                  Cash flow from operating activities totalled EUR -44.8 million (7.2).

Profit guidance for 2017

The profit guidance for 2017 remains intact. Lemminkäinen estimates that its net sales in 2017 will grow from 2016 (EUR 1,682.7 million). Operating profit (IFRS) in 2017 is expected to improve from EUR 45.1 million which reflects the operational performance in 2016.(1)

(1) Operational performance EUR 45.1 million has been calculated by deducting from Group IFRS operating profit (EUR 67.6 million) reimbursements of EUR 19.4 million and lowered provisions of EUR 8.0 million related to asphalt cartel decisions made by Helsinki Court of Appeal and by adding write-offs of EUR 4.9 million related to non-core businesses.

Key figures, IFRS		4-6/2017	4-6/2016	Change	1-6/2017	1-6/2016	Change	1-12/2016
Net sales	M€	466.0	457.1	8.9	706.3	673.8	32.5	1,682.7
Paving	M€	175.9	198.4	-22.5	218.8	230.3	-11.5	648.5
Infra projects	M€	122.1	116.6	5.5	201.7	181.6	20.1	426.2
Building construction, Finland	M€	155.8	141.0	14.8	269.6	254.1	15.5	581.2
Russian operations	M€	21.5	12.1	9.4	31.3	17.9	13.4	54.5
Other operations and Group eliminations	M€	-9.3	-10.9	1.6	-15.2	-10.1	-5.1	-27.7
Operating profit	M€	15.9	21.2	-5.3	-17.0	-10.2	-6.8	67.6
Paving	M€	8.5	15.6	-7.1	-16.3	-9.7	-6.6	20.8
Infra projects	M€	1.8	3.8	-2.0	-1.8	0.3	-2.1	12.5
Building construction, Finland	M€	7.9	3.7	4.2	8.5	3.0	5.5	17.2
Russian operations	M€	0.0	-0.6	0.6	-1.1	-1.2	0.1	-3.8
Other operations	M€	-2.2	-1.3	-0.9	-6.3	-2.5	-3.8	20.9
Operating margin	%	3.4	4.6		-2.4	-1.5		4.0
Paving	%	4.8	7.9		-7.4	-4.2		3.2
Infra projects	%	1.4	3.2		-0.9	0.2		2.9
Building construction, Finland	%	5.0	2.6		3.1	1.2		3.0
Russian operations	%	-0.2	-5.3		-3.5	-6.8		-7.0
Pre-tax profit	M€	11.8	16.4	-4.6	-25.4	-18.9	-6.5	49.2
Profit for the period	M€	9.4	12.3	-2.9	-21.0	-15.6	-5.4	38.0
Earnings per share for the period, basic		€0.38	0.48	-0.10	-0.96	-0.83	-0.13	1.27
Earnings per share for the period, diluted		€0.38	0.48	-0.10	-0.96	-0.83	-0.13	1.26
Cash flow from operating activities	M€	4.0	25.6	-21.6	-44.8	7.2	-52.0	131.7

Key figures, IFRS		30 June 2017	30 June 2016	Change 6/17 vs 6/16	31 March 2017	Change 6/17 vs 3/17	31 Dec 2016
Order book	M€	1,647.4	1,495.7	151.7	1,566.8	80.6	1,265.2
Operating capital	M€	420.6	446.4	-25.8	392.9	27.7	388.2
Balance sheet total	M€	1,018.0	1,055.5	-37.5	931.0	87.0	968.0
Interest-bearing net debt	M€	156.8	165.2	-8.4	137.6	19.2	81.1
Equity ratio(1)%		34.7	33.8		37.3		39.5
Gearing(2)%		53.3	52.2		47.7		24.3
Return on capital employed, rolling 12 months	%	11.0	4.6		11.6		11.3

(1) Equity ratio, if hybrid bonds were treated as debt: 6/2017: 30.6%, 6/2016 26.4% and 12/2016: 35.4%.

(2) Gearing, if hybrid bonds were treated as debt: 6/2017: 73.8%, 6/2016 95.0% and 12/2016: 38.8%.

President and CEO Casimir Lindholm:

“In the second quarter, our net sales grew slightly year-on-year,” says Casimir Lindholm, President and CEO. “Our operating profit decreased year-on-year. Operating profit includes EUR 1.8 million transaction costs related to the planned combination of Lemminkäinen and YIT. The decline was mainly driven by the Paving segment, where the season start was delayed due to exceptionally cold weather. In Infra projects, lower operating profit was mainly due to lower margins in the Baltic countries. Building construction, Finland improved its result, which was supported by higher volumes and margin improvements. In Russian operations, the result also improved due to higher volumes in building construction.”

“Our order book developed favourably during the second quarter. Of our segments, Building construction, Finland and Russian operations have strong order books. In Paving and Infra projects we are still seeking order book growth. The market outlook in our main market area remains positive, which should support our growth targets. We have also strengthened our organisation in Infra projects Sweden as planned.”

“On 19 June 2017, we and YIT Corporation announced a plan to combine the two companies. The combination is expected to create significant value for the shareholders of the combined company through decreased sensitivity to economic cycles and improved competitiveness providing a strong platform for growth. The combination is intended to be completed on either 1 November 2017 or 1 January 2018, as possible.”

“During 2017, we will continue to focus on improving our operational efficiency by improving our processes as well as material and energy efficiency.”

Market outlook

In Finland, the total volume of construction is expected to grow slightly in 2017. Residential construction overall is estimated to remain at a good level, although investor demand is expected to decline somewhat from the high levels witnessed in 2016. Demand for apartments will still be focused on small units in urban growth centres. Non-residential construction is estimated to remain stable, due to individual major projects and public sector works. Renovation is expected to grow moderately due to increasing urbanisation and public sector works.

Infrastructure construction is expected to grow approximately 2% in 2017. The Government’s decisions regarding transport projects in the General Government Fiscal Plan as well as major cities’ investments in transportation infrastructure improve the outlook for both paving and infra projects. The rock engineering market is slowing down. The state’s planned investments in basic road maintenance are expected to keep demand stable for paving in 2017. Demand for infra projects is maintained by complex projects in urban growth centres and industrial investments but the competition is intense.

In Norway and Sweden, infrastructure construction is boosted by multi-year, state-funded traffic infrastructure development programmes. In both countries, infrastructure construction is expected to grow in 2017. Large-scale road and railway projects are ongoing or planned near urban growth centres in Sweden and Norway, which will increase demand for infra projects and paving. In addition, especially Norway is investing in the development and renewal of energy production.

In Denmark, demand for paving is expected to decline as public investments in road infrastructure are decreasing.

In Russia, economic growth is estimated to remain at a low level. The fluctuations in the price of oil are reflected in the currency exchange rate. In negotiated contracting in building construction, price competition is high but the reliability of the builder has become a competitive advantage. Construction and repair projects on major roads are expected to maintain demand for paving.

In the Baltic countries, the volume of infrastructure construction has started to grow.

Briefing

A Finnish-language briefing for analysts and the media will be held at 12:00 noon (EET) on Thursday 27 July 2017 at Lemminkäinen’s head office. The street address is Salmisaarenaukio 2, Helsinki, Finland. Lemminkäinen’s President and CEO Casimir Lindholm will present the Half year financial report. The presentation material can be found in Finnish and English at the company’s website, www.lemminkainen.com/investors.

Financial reporting in 2017

In 2017, Lemminkäinen’s financial reports are published as follows:

9 February 2017	Financial statements bulletin 2016
Week 9	Annual report 2016
27 April 2017	Interim report 1 Jan – 31 March 2017
27 July 2017	Half year financial report 1 Jan – 30 June 2017
26 October 2017	Interim report 1 Jan – 30 Sep 2017

LEMMINKÄINEN CORPORATION

Corporate Communications

Additional information:

Casimir Lindholm, President and CEO, tel. +358 2071 53378

Ilkka Salonen, CFO, tel. +358 2071 53378

Major events during the reporting period

Lemminkäinen and YIT to combine

On 19 June 2017, Lemminkäinen and YIT Corporation announced a plan to combine the two companies. The combination will create a platform to grow to one of the leading urban developers in the Northern European construction market. The combination is expected to create significant value for the shareholders of the combined company through decreased sensitivity to economic cycles and improved competitiveness providing a strong platform for growth. The combination of YIT and Lemminkäinen will form a balanced business portfolio of Housing, Business Premises, Infrastructure and Partnership Properties (a new business area as of 1 January 2018).

•          Lemminkäinen and YIT will merge through an absorption merger whereby Lemminkäinen’s shareholders will receive YIT shares as merger consideration.

•          Lemminkäinen’s shareholders will receive 3.6146 new shares in YIT for each share held in Lemminkäinen as merger consideration, corresponding to an ownership in the combined company of 60% for current YIT shareholders and 40% for current Lemminkäinen shareholders.

•          The completion of the combination is subject to, inter alia, approval by the Extraordinary General Meetings of Lemminkäinen and YIT, which are currently expected to be held on 12 September 2017 as well as approvals from competition authorities.

•          The combination is intended to be completed on either 1 November 2017 or 1 January 2018, as possible.

Lemminkäinen estimates that the combination will create conditional one-off costs of approximately EUR 10 million. The one-off costs are conditional to the completion of the combination, which as mentioned above is subject to, inter alia, approvals by Lemminkäinen’s and YIT’s Extraordinary General Meetings as well as from competition authorities. Lemminkäinen will review the impact of these conditional one-off costs on its profit guidance for 2017 once more information on the fulfillment of such conditions is available.

Unaudited pro forma financial information of the combined company and certain other information on the combination will be found in the merger prospectus, expected to be published in late August 2017.

Group performance

Net sales

Net sales by segment		4-6/2017	4-6/2016	Change	1-6/2017	1-6/2016	Change	1-12/2016
Paving	M€	175.9	198.4	-22.5	218.8	230.3	-11.5	648.5
Infra projects	M€	122.1	116.6	5.5	201.7	181.6	20.1	426.2
Building construction, Finland	M€	155.8	141.0	14.8	269.6	254.1	15.5	581.2
Russian operations	M€	21.5	12.1	9.4	31.3	17.9	13.4	54.5
Other operations and Group eliminations	M€	-9.3	-10.9	1.6	-15.2	-10.1	-5.1	-27.7
Group, total	M€	466.0	457.1	8.9	706.3	673.8	32.5	1,682.7

Net sales by country		4-6/2017	4-6/2016	Change	1-6/2017	1-6/2016	Change	1-12/2016
Finland	M€	303.2	277.9	25.3	482.1	459.5	22.6	1,133.0
Scandinavia	M€	104.4	136.4	-32.0	148.3	159.8	-11.5	376.5
Russia	M€	21.5	12.1	9.4	31.3	17.9	13.4	54.5
Baltic countries	M€	36.9	30.4	6.5	44.5	35.7	8.8	117.5
Other countries	M€	0.0	0.2	-0.2	0.0	1.0	-1.0	1.2
Group, total	M€	466.0	457.1	8.9	706.3	673.8	32.5	1,682.7

April–June 2017 (4-6/2016)

The Group’s net sales totalled EUR 466.0 million (457.1). Changes in currency exchange rates had a positive impact of EUR 3.5 million compared to the year-earlier period.

In Paving, net sales decreased due to lower volumes in Norway, Sweden and Denmark as well as in the mineral aggregates business. Volumes were impacted by a delayed season start due to exceptionally cold weather, especially in Finland, Norway and Sweden. In Infra projects, net sales increased year-on-year due to higher volumes in Finland, Sweden and the Baltic countries. In Building construction, Finland net sales grew due to higher volumes in residential development in the Helsinki metropolitan area and due to higher volumes in non-residential construction and residential development outside the capital region. In Russian operations, net sales grew due to higher volumes both in building construction and paving.

January–June 2017 (1-6/2016)

The Group’s net sales totalled EUR 706.3 million (673.8). Changes in currency exchange rates had a positive impact of EUR 6.4 million compared to the year-earlier period.

In Paving, net sales decreased due to lower volumes in Norway and Sweden . In Infra projects, net sales increased year-on-year due to higher volumes in Finland, Sweden and the Baltic countries. In Building construction, Finland, net sales grew in the Helsinki metropolitan area due to higher volumes in residential construction. Net sales grew outside the capital region in non-residential construction. In Russian operations, net sales grew due to higher volumes both in building construction and paving.

Operating profit

Operating profit by segment		4-6/2017	4-6/2016	Change	1-6/2017	1-6/2016	Change	1-12/2016
Paving	M€	8.5	15.6	-7.1	-16.3	-9.7	-6.6	20.8
Infra projects	M€	1.8	3.8	-2.0	-1.8	0.3	-2.1	12.5
Building construction, Finland	M€	7.9	3.7	4.2	8.5	3.0	5.5	17.2
Russian operations	M€	0.0	-0.6	0.6	-1.1	-1.2	0.1	-3.8
Business segments, total	M€	18.1	22.5	-4.4	-10.7	-7.6	-3.1	46.7
Other operations	M€	-2.2	-1.3	-0.9	-6.3	-2.5	-3.8	20.9
Group, total	M€	15.9	21.2	-5.3	-17.0	-10.2	-6.8	67.6

Operating margin by segment		4-6/2017	4-6/2016	1-6/2017	1-6/2016	1-12/2016
Paving	%	4.8	7.9	-7.4	-4.2	3.2
Infra projects	%	1.4	3.2	-0.9	0.2	2.9
Building construction, Finland	%	5.0	2.6	3.1	1.2	3.0
Russian operations	%	-0.2	-5.3	-3.5	-6.8	-7.0
Group, total	%	3.4	4.6	-2.4	-1.5	4.0

April-June 2017 (4-6/2016)

The Group’s operating profit was EUR 15.9 million (21.2). The operating margin was 3.4% (4.6). Changes in currency exchange rates had a positive impact of EUR 0.5 million compared to the year-earlier period.

Operating profit decreased year-on-year in Paving and Infra projects and improved in Building construction, Finland and in Russian operations. In Paving, season start was delayed due to exceptionally cold weather. Operating profit decreased in Norway, where operational challenges have turned out to be more persistent than anticipated; in Sweden restructuring activities are continuing as planned. In Denmark, intense competition has impacted the price levels; measures have been started to improve competitiveness. In Infra projects, the operating profit decreased from the comparison period mainly due to lower margins in the Baltic countries. In Building construction, Finland, operating profit improved due to both higher volumes and better margins. In Russia, operating profit improved due to higher volumes in building construction.

The operating profit for other operations includes EUR 1.8 million transaction costs related to the planned combination of Lemminkäinen and YIT.

January-June 2017 (1-6/2016)

The Group’s operating profit was EUR -17.0 million (-10.2). The operating margin was -2.4% (-1.5). Changes in currency exchange rates had a negative impact of EUR 0.3 million compared to the year-earlier period.

Operating profit decreased year-on-year in Paving and in Infra projects and improved in Building construction, Finland. In Paving, season start was delayed due to exceptionally cold weather. Operating profit decreased in Norway, where operational challenges have turned out to be more persistent than anticipated; in Sweden restructuring activities are continuing as planned. In Denmark, intense competition has impacted the price levels; measures have been started to improve competitiveness. In Infra projects, operating profit decreased year-on-year in Sweden, Norway and the Baltic countries but increased in Finland. In Building construction, Finland, operating profit improved due to higher volumes and margin improvements in residential development in the capital region and in contracting outside the capital region. In Russia, operating profit was on par with the comparison period. At the end of the quarter, the company had 1 unsold completed unit (6) in Russia.

The operating profit for other operations includes a EUR 3.4 million compensation paid by Lemminkäinen related to the Helsinki Court of Appeal’s decision regarding breach of the Finnish environmental protection law and EUR 1.8 million transaction costs related to the planned combination of Lemminkäinen and YIT.

Order book

		Order book at the end of the period			Order inflow during the period
Order book and order inflow		30 June 2017	30 June 2016	Change	4–6/ 2017	4–6/ 2016	Change	1–6/ 2017	1–6/ 2016	Change
Paving	M€	343.3	345.0	-1.7	149.0	169.5	-20.5	337.5	314.8	22.7
Infra projects	M€	317.8	361.3	-43.5	87.9	93.4	-5.5	134.5	230.8	-96.3
Building construction, Finland	M€	885.2	730.2	155.0	179.3	82.4	96.9	364.6	180.0	184.6
Russian operations	M€	101.0	59.3	41.7	9.9	37.5	-27.6	13.8	57.8	-44.0
Group, total	M€	1,647.4	1,495.7	151.7	426.1	382.8	43.3	850.4	783.3	67.1
- of which unsold	M€	117.1	101.3	15.8

At the end of the quarter, the Group’s order book stood at EUR 1,647.4 million (1,495.7). The April-June order inflow amounted to EUR 426.1 million (382.8) and the January-June order inflow was EUR 850.4 million (783.3).

In Paving, order inflow decreased year-on-year. In Infra projects, new orders include the construction of a new graded interchange in Kempele and construction of the Logomo pedestrian bridge in Turku, both in Finland, rebuilding of the FV6 Hagebyveien road in Harstad and the FV556 Hjellestadvegen road in Norway, as well as several road reconstruction projects in the Baltic countries and new checkpoints and lining-up areas for vehicles for Port of Tallinn. In Building construction, Finland, order inflow includes start-ups of seven new residential development projects as well as the construction of the Kupittaa campus of Turku University of Applied Sciences in Finland and the renovation of a property at Mikonkatu 9 in central Helsinki. Additionally, the construction of a well-being centre in Sodankylä using the PPP model was recorded in the order book. Russian operations’ order inflow comprises of new orders for paving.

Balance sheet, financing and cash flow

Balance sheet and financing		30 June 2017	30 June 2016	Change 6/17 vs 6/16	31 March 2017	Change 6/17 vs 3/17	31 Dec 2016
Key figures, balance sheet
Equity ratio(1)%		34.7	33.8		37.3		39.5
Gearing(2)%		53.3	52.2		47.7		24.3
Return on capital employed, rolling 12 months	%	11.0	4.6		11.6		11.3
Capital employed	M€	507.3	597.5	-90.2	503.6	3.7	546.2
Operating capital	M€	420.6	446.4	-25.8	392.9	27.7	388.2
Net working capital	M€	219.8	236.9	-17.1	188.6	31.2	187.8
Financial position and liquidity
Interest-bearing debt	M€	213.0	281.3	-68.3	215.1	-2.1	212.5
- of which long-term liabilities	M€	119.2	119.9	-0.7	119.9	-0.7	119.6
- of which short-term liabilities	M€	93.8	161.5	-67.7	95.2	-1.4	92.9
Liquid funds	M€	56.2	116.2	-60.0	77.5	-21.3	131.4
Interest-bearing net debt	M€	156.8	165.2	-8.4	137.6	19.2	81.1
Available committed credit limits	M€	200.0	185.0	15.0	200.0	0.0	185.0
Available overdraft limits	M€	12.5	12.4	0.1	12.5	0.0	12.4

(1) Equity ratio, if hybrid bonds were treated as debt: 6/2017: 30.6%, 6/2016 26.4% and 12/2016: 35.4%.

(2) Gearing, if hybrid bonds were treated as debt: 6/2017: 73.8%, 6/2016 95.0% and 12/2016: 38.8%.

On 30 June 2017, the balance sheet total was EUR 1,018.0 million (1,055.5), of which shareholders’ equity accounted for EUR 294.3 million (316.1). Shareholders’ equity includes EUR 34.8 million (69.3) hybrid bond. The company is entitled to redeem the remaining nominal amount of EUR 35.2 million hybrid bond earliest in March 2018.

The Group’s operating capital on 30 June 2017 amounted to EUR 420.6 million (446.4). At the end of the quarter, net working capital stood at EUR 219.8 million (236.9). Working capital declined from comparison period especially in Building construction, Finland.

Interest-bearing debt at the end of the period amounted to EUR 213.0 million (281.3) and interest-bearing net debt totalled EUR 156.8 million (165.2). Long-term interest-bearing debt accounted for 56% (43) of the loan portfolio at the end of the period. Liquid funds totalled EUR 56.2 million (116.2). Of the company’s interest-bearing debt, EUR 99.8 million (99.7) comprises bonds, EUR 83.1 million (98.4) borrowings of housing and commercial property companies included in inventory, EUR 29.4 million (31.3) finance lease liabilities and EUR 0.7 million (2.5) other financial liabilities. No commercial papers were outstanding at the end of the quarter (49.6).

In March 2017, Lemminkäinen signed a new EUR 200 million committed revolving credit facility. The facility will mature during the first quarter in 2020 with options for two one year extensions. Simultaneously, the company cancelled its EUR 185 million committed revolving credit facility that would have matured during the first quarter in 2018. During the second quarter, Lemminkäinen has negotiated a waiver related to certain terms of the facility with regard to the planned combination with YIT. At the end of the period, the company had available committed revolving credit facilities worth EUR 200.0 million (185.0) and overdraft limits worth EUR 12.5 million (12.4). Of the loan portfolio, 66% (50) was at a fixed interest rate.

Net finance costs amounted to EUR 4.1 million (4.8) in April–June and EUR 8.4 million (8.7) in January–June. The interest expenses of the hybrid bonds are not recorded under finance costs in the income statement; instead, their impact can be seen in earnings per share and equity.

Cash flow from operating activities amounted to EUR 4.0 million (25.6) in April–June and EUR million -44.8 (7.2) in January–June. Cash flow from operations declined due to changes in net working capital. Especially in Paving and Russian operations, change in net working capital increased from the comparison period.

The company will continue to manage the balance sheet and cash flow, and its aim is to increase plot investments in growth centers in building construction in Finland.

Business segments

Paving

Operating environment

The state investments in paving remained stable in Finland. In Sweden the market was solid and in Norway state investments increased. In Denmark, price competition remained intense.

Key figures for Paving		4-6/2017	4-6/2016	Change	1-6/2017	1-6/2016	Change	1-12/2016
Net sales	M€	175.9	198.4	-22.5	218.8	230.3	-11.5	648.5
Operating profit	M€	8.5	15.6	-7.1	-16.3	-9.7	-6.6	20.8
% of net sales	%	4.8	7.9		-7.4	-4.2		3.2
Order inflow	M€	149.0	169.5	-20.5	337.5	314.8	22.7	442.1
Order book(1)	M€	343.3	345.0	-1.7	343.3	345.0	-1.7	193.7
Operating capital(1)	M€	210.0	207.4	2.6	210.0	207.4	2.6	189.0

(1)                  at the end of the period

April-June 2017 (4-6/2016)

Net sales in April-June totalled EUR 175.9 million (198.4) of which 51% (52) from Finland and 49% (48) from Scandinavia. Net sales decreased due to lower volumes in Norway, Sweden and Denmark as well as in the mineral aggregates business. Volumes and operating profit were impacted by a delayed season start due to exceptionally cold weather, especially in Finland, Norway and Sweden. The operating profit was EUR 8.5 million (15.6). Operating profit decreased in Norway, where operational challenges have turned out to be more persistent than anticipated; in Sweden restructuring activities are continuing as planned. In Denmark, intense competition has impacted the price levels; measures have been started to improve competitiveness.

The order inflow in April-June amounted to EUR 149.0 million (169.5). At the end of the quarter, the order book stood at EUR 343.3 million (345.0)

January-June 2017 (1-6/2016)

Net sales in January-June totalled EUR 218.8 million (230.3) of which 50% (53) from Finland and 50% (47) from Scandinavia. Net sales decreased due to lower volumes in Norway and Sweden. The operating profit was EUR -16.3 million (-9.7). Operating profit was impacted by a delayed season start due to exceptionally cold weather, especially in Finland, Norway and Sweden. Operating profit decreased in Norway, where operational challenges have turned out to be more persistent than anticipated; in Sweden restructuring activities are continuing as planned. In Denmark, intense competition has impacted the price levels; measures have been started to improve competitiveness.

At the end of the quarter, operating capital stood at EUR 210.0 million (207.4).

The total quantity of sold and paved asphalt in January-June amounted to 2.0 million tonnes (2.1).

Infra projects

Operating environment

Urbanisation, industrial investments and investments in energy infrastructure increased demand for complex infrastructure construction. Especially in Sweden and Norway, the market was strong and there are several major projects ongoing or planned. In Finland, construction was supported by major infrastructure construction projects in urban growth centers. In the Baltic countries, the market has started to grow.

Key figures for Infra projects		4-6/2017	4-6/2016	Change	1-6/2017	1-6/2016	Change	1-12/2016
Net sales	M€	122.1	116.6	5.5	201.7	181.6	20.1	426.2
Operating profit	M€	1.8	3.8	-2.0	-1.8	0.3	-2.1	12.5
% of net sales	%	1.4	3.2		-0.9	0.2		2.9
Order inflow	M€	87.9	93.4	-5.5	134.5	230.8	-96.3	342.2
Order book(1)	M€	317.8	361.3	-43.5	317.8	361.3	-43.5	271.6
Operating capital(1)	M€	47.7	27.9	19.8	47.7	27.9	19.8	30.3

(1)                  at the end of the period

April-June 2017 (4-6/2016)

Net sales in April–June totalled EUR 122.1 million (116.6) of which 54% (60) from Finland, 16% (15) from Scandinavia and 30% (25) from the Baltic countries. Net sales increased year-on-year due to higher volumes in Finland, Sweden and the Baltic countries. The operating profit EUR 1.8 million decreased from the comparison period (3.8) mainly due to lower margins in the Baltic countries.

The order inflow in April–June amounted to EUR 87.9 million (93.4). New orders include the construction of a new graded interchange in Kempele and construction of the Logomo pedestrian bridge in Turku, both in Finland, rebuilding of the FV6 Hagebyveien road in Harstad and the FV556 Hjellestadvegen road in Norway, as well as several road reconstruction projects in the Baltic countries and new checkpoints and lining-up areas for vehicles for Port of Tallinn. At the end of the quarter, the order book stood at EUR 317.8 million (361.3).

January-June 2017 (1-6/2016)

Net sales in January–June totalled EUR 201.7 million (181.6) of which 58% (65) from Finland, 20% (16) from Scandinavia and 22% (19) from the Baltic countries. Net sales increased year-on-year due to higher volumes in Finland, Sweden and the Baltic countries. The operating profit was EUR -1.8 million (0.3). The operating profit decreased year-on-year in Sweden, Norway and the Baltic countries but increased in Finland. At the end of the period, operating capital stood at EUR 47.7 million (27.9). Operating capital increased due to increase in net working capital.

Building construction, Finland

Operating environment

The overall market situation in building construction was stable. Residential construction continued to be brisk, still focusing on small apartments in urban growth centres. Investors’ activity remained relatively stable, and consumer sales have picked up. Individual large projects and public sector works maintained demand for non-residential construction.

Key figures for Building construction, Finland		4-6/2017	4-6/2016	Change	1-6/2017	1-6/2016	Change	1-12/2016
Net sales	M€	155.8	141.0	14.8	269.6	254.1	15.5	581.2
Operating profit	M€	7.9	3.7	4.2	8.5	3.0	5.5	17.2
% of net sales	%	5.0	2.6		3.1	1.2		3.0
Order inflow	M€	179.3	82.4	96.9	364.6	180.0	184.6	422.1
Order book(1)	M€	885.2	730.2	155.0	885.2	730.2	155.0	698.2
Operating capital(1)	M€	204.9	246.7	-41.8	204.9	246.7	-41.8	215.8

(1)                  at the end of the period

April-June 2017 (4-6/2016)

Net sales in April–June totalled EUR 155.8 million (141.0). The operating profit was EUR 7.9 million (3.7). The growth in net sales was driven by higher volumes in residential development in the Helsinki metropolitan area and higher volumes in non-residential construction and residential development outside the capital region. Operating profit improved due to both higher volumes and better margins. A total of 4 (4) residential development projects were completed during Q2, totalling 149 units (192).

The order inflow in April–June was EUR 179.3 million (82.4) including start-ups of seven new residential development projects as well as the construction of the Kupittaa campus of Turku University of Applied Sciences in Finland and the renovation of a property at Mikonkatu 9 in central Helsinki. Additionally, the construction of a well-being centre in Sodankylä using the PPP model was recorded in the order book. At the end of the quarter, the order book stood at EUR 885.2 million (730.2).

January-June 2017 (1-6/2016)

Net sales in January–June totalled EUR 269.6 million (254.1). The operating profit was EUR 8.5 million (3.0). Net sales grew in the Helsinki metropolitan area due to higher volumes in residential construction. Net sales grew outside the capital region in non-residential construction. Operating profit improved due to higher volumes and margin improvements in residential development in the capital region and in contracting outside the capital region.

At the end of the quarter, the number of unsold completed units was 142 (244). The operating capital stood at EUR 204.9 million (246.7) at the end of the quarter. Operating capital has been reduced mainly by sale of completed units. Going forward, the company’s aim is to increase plot investments in growth centres.

In 2017, the number of completed residential development units will be higher than in 2016. The majority of these units will be completed during the second half of the year.

Lemminkäinen’s residential production (development projects and negotiated contracting)		4-6/2017	4-6/2016	Change	1-6/2017	1-6/2016	Change	1-12/2016
Started	units	500	241	259	771	472	299	1,106
- of which development projects	units	429	123	306	656	246	410	871
Completed	units	290	192	98	427	342	85	1,042
- of which development projects	units	149	192	-43	214	288	-74	664
Sold	units	335	278	57	689	617	72	1,234
- of which development projects	units	264	154	110	574	385	189	1,002
Sales to investors	%	34	50		37	45		31
Under construction (1)	units	1,794	1,527	267	1,794	1,527	267	1,482
- of which unsold (1)	units	551	365	186	551	365	186	433
Unsold completed (1)	units	142	244	-102	142	244	-102	185
Land bank, balance sheet value (1)	M€	96.0	102.9	-6.9	96.0	102.9	-6.9	94.0
Started in competitive contracting	units	57	127	-70	96	155	-59	312

(1)                  at the end of the period

Russian operations

Operating environment

In Russia, economic growth is at a low level. In negotiated contracting in building construction, reliability of the contractor remains a competitive advantage. Construction and repair projects on major roads maintained demand for paving.

Key figures for Russian operations		4-6/2017	4-6/2016	Change	1-6/2017	1-6/2016	Change	1-12/2016
Net sales	M€	21.5	12.1	9.4	31.3	17.9	13.4	54.5
Operating profit	M€	0.0	-0.6	0.6	-1.1	-1.2	0.1	-3.8
% of net sales	%	-0.2	-5.3		-3.5	-6.8		-7.0
Order inflow	M€	9.9	37.5	-27.6	13.8	57.8	-44.0	140.9
Order book(1)	M€	101.0	59.3	41.7	101.0	59.3	41.7	101.7
Operating capital(1)	M€	35.6	30.7	4.9	35.6	30.7	4.9	23.7

(1)                  at the end of the period

April-June 2017 (4-6/2016)

Net sales in April-June totalled EUR 21.5 million (12.1). Volumes grew both in building construction and paving. The operating profit was EUR 0.0 million (-0.6). Operating profit improved due to higher volumes in building construction.

Changes in currency exchange rates had a positive impact of EUR 3.8 million on net sales and an impact of EUR 0.0 million on the operating profit.

The order inflow in April-June was EUR 9.9 million (37.5). At the end of the quarter, the order book stood at EUR 101.0 million (59.3).

January–June 2017 (1-6/2016)

Net sales in January–June totalled EUR 31.3 million (17.9). Volumes grew both in building construction and paving. The operating profit was EUR -1.1 million (-1.2). Changes in currency exchange rates had a positive impact of EUR 6.2 million on net sales and a negative impact of EUR 0.2 million on the operating profit.

At the end of the quarter, the company had 1 unsold completed unit in Russia (6). The operating capital stood at EUR 35.6 million (30.7).

Investments

Gross investments during January–June amounted to EUR 18.1 million (6.8), representing 2.6% (1.0) of the company’s net sales. Investments were mainly replacement investments of property, plant and equipment in Paving and Infra projects.

Personnel

At the end of the quarter, Lemminkäinen employed 5,960 people (5,391), an increase of 569 people year-on-year. More than half of the personnel are employed in Finland. The number of personnel increased most in Russian operations due to increase of both building construction and paving business volumes. In Infra projects the organisation has been gradually strengthened to support the segment’s growth ambitions. Change in the number of personnel between 31 March 2017 and 30 June 2017 is mainly due to the high season in Paving and above mentioned increases in Russia.

Personnel by business segment		30 June 2017	30 June 2016	Change 6/17 vs 6/16	31 March 2017	Change 6/17 vs 3/17	31 Dec 2016
Paving	persons	2,355	2,328	27	1,402	953	1,412
Infra projects	persons	1,484	1,392	92	1,225	259	1,212
Building construction, Finland	persons	1,137	1,087	50	1,037	100	1,048
Russian operations	persons	846	439	407	604	242	425
Parent company and others	persons	138	145	-7	138	0	147
Group, total	persons	5,960	5,391	569	4,406	1,554	4,244

Personnel by country		30 June 2017	30 June 2016	Change 6/17 vs 6/16	31 March 2017	Change 6/17 vs 3/17	31 Dec 2016
Finland	persons	3,140	3,067	73	2,237	903	2,349
Sweden, Norway, Denmark	persons	1,081	1,066	15	886	195	829
Baltic countries	persons	886	808	78	671	215	632
Russia	persons	846	439	407	604	242	425
Other countries	persons	7	11	-4	8	-1	9
Group, total	persons	5,960	5,391	569	4,406	1,554	4,244

Shares and shareholders

The company has one share class. Each share carries one vote at a general meeting of shareholders and entitles an equal right to a dividend. Lemminkäinen’s share capital is EUR 34,042,500 and the total number of shares was 23,219,900 at the end of the review period.

Trading with shares

On 30 June 2017, the market capitalisation of Lemminkäinen’s shares stood at EUR 596.4 million (301.6). The price of Lemminkäinen Corporation’s share on the Nasdaq Helsinki Ltd was EUR 20.40 (13.79) on 1 January 2017 and on 30 June 2017 EUR 25.70 (13.00). In addition to on the Nasdaq Helsinki Ltd, Lemminkäinen’s share is also traded on alternative markets. The total trading volume during January–June was 1,243,579 shares (603,533), of which alternative markets accounted for 15.5% (3.5). (Source: Fidessa Fragmentation Index, http://fragmentation.fidessa.com).

Shareholders

On 30 June 2017, the company had 4,113 shareholders (4,365). Nominee-registered and non-Finnish shareholders held 14.2% (12.5) of all Lemminkäinen Corporation shares and voting rights. Information on company ownership and division by segment and scale, major shareholders, and management ownership is available on the company’s website, www.lemminkainen.com/Investors/Owners.

Shareholder agreements

The company is not aware of any agreements between shareholders that would have a significant bearing on the use of ownership rights or voting behaviour at general meetings of shareholders.

Flagging notifications

Lemminkäinen did not receive flagging notifications during the first half of 2017.

Treasury shares

On 13 March 2017 Lemminkäinen announced a directed share issue of treasury shares related to Lemminkäinen Corporation’s performance share plan for 2013-2015. In this share issue, in total 1,687 shares held by the company were conveyed.

On 30 June 2017, Lemminkäinen held 15,000 of its own shares, which accounted for 0.06% of all shares.

Legal proceedings

Damages related to the asphalt cartel

The situation has not changed after the publication of the interim report on 27 April 2017. On 20 October 2016, the Court of Appeal of Helsinki gave its decisions in the legal proceedings concerning the damages related to the asphalt cartel. Regarding the 37 claims against Lemminkäinen, Lemminkäinen and other asphalt industry companies are entitled to receive reimbursements in total approximately EUR 20 million (consisting of capital amount of approximately EUR 14 million less as well as interest and legal expenses of approximately EUR 6 million less than according to the decisions of the District Court).

Of these reimbursements, Lemminkäinen is entitled to receive refunds (based on Lemminkäinen’s own share and those shares of other defendants that Lemminkäinen has paid) in total approximately EUR 19 million consisting of capital as well as interest and legal expenses. Lemminkäinen recorded the reimbursement as income in its fourth-quarter result in 2016.

Lemminkäinen has as such deemed the claims for damages unfounded. Lemminkäinen has requested leave to appeal from the Supreme Court concerning Helsinki Court of Appeal’s decisions regarding those claims, where the claimants’ claims were partly accepted and where Lemminkäinen did not reach a settlement with the claimants after the Helsinki Court of Appeal’s decisions. Lemminkäinen has settled with 17 municipalities and the State of Finland. The parties agreed not to request leave to appeal from the Supreme Court or to withdraw their leave to appeal concerning the Helsinki Court of Appeal’s decisions.

Concerning Lemminkäinen, there are still 13 pending requests for leave to appeal submitted by Lemminkäinen as well as 19 requests for leave to appeal submitted by municipalities in the Supreme Court concerning the Helsinki Court of Appeal’s decisions on 20 October 2016 regarding damages related to the asphalt cartel.

In addition, Lemminkäinen has been served summons regarding 21 claims against Lemminkäinen and other asphalt companies for damages. The capital amount of these claims is approximately EUR 26 million. For these claims, Lemminkäinen has made a provision worth EUR 5.2 million based on the Helsinki Court of Appeal’s decisions.

More information can be found on the company’s website

http://www.lemminkainen.com/Lemminkainen/Investors/Lemminkainen-as-an-investment/Asphalt-cartel-issue/ .

Quotas related to the use of recycled asphalt

On 11 April 2017, the Helsinki Court of Appeal gave its decision concerning environmental infraction charges.

The Court of Appeal amended the District Court of Tuusula’s liberating decision from June 2015 regarding environmental infraction charges against Lemminkäinen and two of its employees. The decision is related to the quotas for the amount of recycled asphalt used in asphalt mass production, as defined in the environmental permits of the company’s Sammonmäki asphalt plant in Finland. The prosecutor demanded a confiscation of illegal profit of EUR 3.4 million and a corporate fine of at least EUR 120,000 from Lemminkäinen.

As the District Court, the Court of Appeal has viewed that the use of recycled asphalt in asphalt production does not spoil the environment. However, the defendants who were responsible for operating the Sammonmäki asphalt plant had neglected the compliance with the environmental permit as the asphalt plant had used more recycled asphalt than allowed in the environmental permit. Therefore, the two Lemminkäinen employees were sentenced to fines for breaching the environmental protection law.

In addition, Lemminkäinen was sentenced to a confiscation of illegal profit of EUR 3.4 million, which, according to the Court of Appeal, the company saved in its production costs by exceeding its recycled asphalt quotas. Lemminkäinen recorded the debt in its first quarter result. The claim related to the corporate fine was rejected.

Lemminkäinen has as such deemed the claim without foundation. Lemminkäinen and one of its employees have requested leave to appeal from the Supreme Court concerning Helsinki Court of Appeal’s decision.

Quality concerns related to ready-mixed concrete

In its construction business Lemminkäinen uses as a raw material, among other things, ready-mixed concrete. During the year 2016, especially in some infrastructure projects, suspicions have arisen that the ready-mixed concrete used in Finland would not entirely fulfill the predetermined quality requirements. As discussed in public in Finland, some quality problems have arisen for example during the construction of the concrete deck of the T3 building of Turku University Hospital, where Lemminkäinen is the project management contractor. It is claimed that the ready-mixed concrete would not fulfill the quality requirements, which even has led to the demolition of some structures.

The Hospital District of Southwest Finland, as client in the project for the construction of the concrete deck of the T3 building of Turku University Hospital, has presented claims for damages to Lemminkäinen relating to the quality of the ready-mixed concrete. The capital amount of these claims is currently approximately EUR 17 million.

According to Lemminkäinen, the responsible party for the quality of the concrete is the supplier. Consequently, Lemminkäinen has filed a claim to the District Court of Helsinki for compensation from the supplier, Rudus Oy, regarding the expenses relating to possible quality deviations. The capital amount of the claim is currently approximately EUR 20 million.

Lemminkäinen has not made any provisions for the claims.

Risks and uncertainties

Risk management is an essential part of Lemminkäinen’s business operations; it ensures that the most significant strategic, operative, financial and accident risks are identified, analysed, assessed and managed proactively. Risk management aims to ensure the achievement of the Group’s strategic and operational targets with the best possible results, including the continuity of the operations under changing conditions.

Uncertainty in the global economy and financial markets may have a negative effect on Lemminkäinen’s operations, performance, financial position and sources of capital. The company’s business operations are sensitive to new construction cycles in Finland in particular. Lemminkäinen manages these kinds of risks structurally by distributing its business operations throughout Scandinavia, the Baltic countries and Russia.

Change management, successful recruitment and skilled and motivated personnel play a key role in ensuring that operations are in line with the targets set, yield results and comply with business-related laws and regulations and good business practices. The business segments and functions develop their operating models to increase agility, cost efficiency and operational consistency.

The success of the company’s development and business projects is greatly affected by the availability and commitment of competent personnel. In addition, Lemminkäinen’s performance improvement requires active upkeep of management systems, performance management and change management expertise. The company manages these risks by careful planning, supporting supervisory work and providing training as well as by investing in the competence development of current employees and in increasing their work motivation.

In Russia, the weakening economic situation, the exchange rate fluctuations of the rouble and the prolonged political uncertainty or the significant escalation in the sanctions between the EU and Russia could have a negative effect on the company’s business operations. Furthermore, the political culture, legislation, its interpretation and procedures of the authorities in Russia compared to Finland, in addition to the uncertainty of the legal system, administrative procedures and interpretation of law enforcement mechanisms, as well as changes in them, may result in risks. In order to maintain a moderate risk level, the company will not start new development projects in building construction in Russia for the time being.

Legislative and political changes can affect market development and, consequently, the profitability of the company’s business operations. Lemminkäinen continuously monitors and analyses its operating environment, internal processes and operating models as well as invests in the maintenance and implementation of the company’s Code of Conduct and Corporate Governance and provides guidelines and training to its employees.

In the residential and commercial development and construction projects, Lemminkäinen is exposed to sales and price risks due to the full responsibility over the entire project, starting with plot acquisition. The company actively manages and monitors the risk related to the capital tied up in unsold completed apartments and other assets. Lemminkäinen takes market changes and risks into account when assessing whether to start new development and construction projects. The company only starts new housing construction if a sufficient number of units has been reserved in advance. The number of unsold completed apartments is kept to a minimum. Commercial development projects are usually sold to property investors in the early stages of construction, thereby reducing risks.

Lemminkäinen’s financial performance depends on successful permit, contract and project management, which involves risks related to, for instance, project pricing, use of resources, project planning and scheduling, supplier management, cost control, change management as well as handling of claims. In addition, project-related legal proceedings may have a negative effect on the company’s financial performance. Lemminkäinen continually develops its contractual expertise and project management practices during the tender and execution stage. In addition, project tracking systems and steering models are being renewed.

Fluctuations in the price of raw materials may have an impact on financial performance. Lemminkäinen’s biggest single purchased raw material is bitumen, and its price largely depends on the world market price of oil. The company manages the bitumen price risk with contractual terms and derivatives.

Changes in the public demand affect the competitive situation and may cause fluctuations in the income. Changes in weather conditions influence especially the lengths of the Paving segment’s paving and mineral aggregates businesses working seasons, which may have an effect on the company’s profit and its timing.

In its business operations, Lemminkäinen is exposed to impairment risk of tangible and intangible assets and to financial risks, mainly funding, liquidity, foreign exchange rate, interest rate and credit risks. Management of financial risks is based on Lemminkäinen’s treasury policy, which defines the operating principles and division of responsibility in financial risk management and funding activities. External events may also negatively impact the availability of funding, its costs and/or repayment plans. The company seeks to ensure the availability of funding, optimise the use of liquid assets in funding its business operations and to minimise interest and other finance costs. Lemminkäinen protects itself from currency exchange risks primarily through operative means. If necessary, transaction risks are hedged with the aid of foreign currency loans and currency derivatives. In 2016, approximately 25 per cent of the company’s net sales were generated in currencies other than the euro, the major currencies being the Norwegian, Swedish and Danish kronas as well as the Russian rouble. Lemminkäinen does not hedge translation risk. The translation difference of the company’s shareholders’ equity is mainly related to the Russian business operations.

Accidents and damage involving IT systems, personnel security and information security may also pose accident risks for the company. Lemminkäinen manages these by making plans for exceptional circumstances. The implementation of new IT systems also involves risks which the company manages through careful planning and training.

On 19 June 2017, Lemminkäinen and YIT announced a plan to combine the two companies, on either 1 November 2017 or 1 January 2018, as possible. If the completion of the combination is postponed or the whole combination fails, it may have a negative impact on Lemminkäinen’s development.

More information about the legal proceedings and related claims can be found in this report under Legal proceedings. A more detailed description of the financial risks is provided in the notes to the annual financial statements.

Market outlook

In Finland, the total volume of construction is expected to grow slightly in 2017. Residential construction overall is estimated to remain at a good level, although investor demand is expected to decline somewhat from the high levels witnessed in 2016. Demand for apartments will still be focused on small units in urban growth centres. Non-residential construction is estimated to remain stable, due to individual major projects and public sector works. Renovation is expected to grow moderately due to increasing urbanisation and public sector works.

Infrastructure construction is expected to grow approximately 2% in 2017. The Government’s decisions regarding transport projects in the General Government Fiscal Plan as well as major cities’ investments in transportation infrastructure improve the outlook for both paving and infra projects. The rock engineering market is slowing down. The state’s planned investments in basic road maintenance are expected to keep demand stable for paving in 2017. Demand for infra projects is maintained by complex projects in urban growth centres and industrial investments but the competition is intense.

In Norway and Sweden, infrastructure construction is boosted by multi-year, state-funded traffic infrastructure development programmes. In both countries, infrastructure construction is expected to grow in 2017. Large-scale road and railway projects are ongoing or planned near urban growth centres in Sweden and Norway, which will increase demand for infra projects and paving. In addition, especially Norway is investing in the development and renewal of energy production.

In Denmark, demand for paving is expected to decline as public investments in road infrastructure are decreasing.

In Russia, economic growth is estimated to remain at a low level. The fluctuations in the price of oil are reflected in the currency exchange rate. In negotiated contracting in building construction, price competition is high but the reliability of the builder has become a competitive advantage. Construction and repair projects on major roads are expected to maintain demand for paving.

In the Baltic countries, the volume of infrastructure construction has started to grow.

Profit guidance for 2017

The profit guidance for 2017 remains intact. Lemminkäinen estimates that its net sales in 2017 will grow from 2016 (EUR 1,682.7 million). Operating profit (IFRS) in 2017 is expected to improve from EUR 45.1 million which reflects the operational performance in 2016.(2)

(2) Operational performance EUR 45.1 million has been calculated by deducting from Group IFRS operating profit (EUR 67.6 million) reimbursements of EUR 19.4 million and lowered provisions of EUR 8.0 million related to asphalt cartel decisions made by Helsinki Court of Appeal and by adding write-offs of EUR 4.9 million related to non-core businesses.

Helsinki, 27 July 2017

LEMMINKÄINEN CORPORATION

Board of Directors

Tabulated section of the Half year financial report

Basis of preparation

This half year financial report has been prepared in accordance with the requirements of IAS 34 - Interim Financial Reporting standard. This half year financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2016, which have been prepared in accordance with IFRSs. The information contained in the half year financial report has not been audited.

Deferred tax assets

The company regularly assesses the recoverability of its deferred tax assets, and consistent with the prior period end has recorded the deferred tax asset from tax losses to the amount it considers, based on its profit forecasts, to be utilisable in the future. On 30 June 2017 the company had a deferred tax asset amounting to EUR 33.5 million arising primarily from tax losses in Finland and Norway. The company considers that major part of the previous years’ losses was caused by identified reasons which are unlikely to recur. Major part of the tax losses in Finland arise from the damages ordered by the District Court related to the asphalt cartel in 2013 and therefore the Finnish tax losses expire mainly in 2023. Norwegian tax losses can be carried forward indefinitely.

Estimates

The preparation of these financial statements required management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these financial statements, the significant judgements made by management in applying the company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2016.

Accounting policies

The same IFRS recognition and measurement principles have been applied in the preparation of these financial statements as in the 2016 consolidated financial statements, except for the changes mentioned below.

Operating segments

The company changed its reporting structure on 1 January 2017. As of the beginning of the year, the Paving segment’s operations in the Baltic countries were transferred to the Infra projects segment.

The reportable operating segments remain unchanged: Paving; Infra projects; Building construction, Finland; and Russian operations. The comparative figures have been changed only in the Paving and Infra projects operating segments. The Group parent company, and other operations and assets unallocated to the segments are reported as part of the Group’s other operations.

New standards, interpretations and annual improvements and amendments to IFRSs applied by the company in 2017

There are no IFRSs, IFRIC interpretations, annual improvements or amendments to IFRSs which became effective as of 1 January 2017. Amendments to IAS 12 and 7 standards are still in the endorsement process of the EU. Nevertheless, these two amendments do not have a material impact on the company’s consolidated financial statements.

Standards, interpretations, annual improvements and amendments to IFRSs applied by the company after 2017

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2017, and have not been applied in preparing these financial statements.

In Financial Statement 2016, Lemminkäinen has described estimated impacts of IFRS 15 standard based on the impact analysis carried out by the company. The Company will adopt the standard as of 1 January 2018 using a retrospective method and all available transition relief options. On the basis of impact analysis carried out by the Company Lemminkäinen has identified contract elements, described in Financial Statement 2016, which will differ from the current practice. During the review period the Company has focused the results of preliminary analysis and started out measures to implement the standard. The Company still estimates that the new standard will not have a material impact on the consolidated financial statements, other than by increasing the amount of notes. The estimate is preliminary and will be specified in more detail closer to the adoption date. Due to the nature of Lemminkäinen’s business operations, the final effects depend on the contract structure on the adoption date as well as on the contractual terms and project types used at that moment.

The company has described in its 2016 annual consolidated financial statements the estimated impacts of IFRS 9 and 16.

There are no other IFRSs, IFRIC interpretations, annual improvements or amendments to IFRSs that are not yet effective that would be expected to have a material impact on the company’s consolidated financial statements.

Financial statements and notes

1) Consolidated income statement

2) Consolidated statement of comprehensive income

3) Consolidated statement of financial position

4) Consolidated cash flow statement

5) Consolidated statement of changes in equity

6) Seasonality of business

7) Consolidated income statement, quarterly

8) Segment information

9) Financial and share-specific indicators

10) Property, plant and equipment

11) Fair values of financial instruments

12) Related-party transactions

13) Contingent assets and liabilities

1) CONSOLIDATED INCOME STATEMENT

	4-6/	4-6/	1-6/	1-6/	1-12/
EUR mill.	2017	2016	2017	2016	2016
Net sales	466.0	457.1	706.3	673.8	1,682.7

Other operating income	2.4	3.9	4.7	5.4	43.6
Change in inventories of finished goods and work in progress	0.4	-5.3	17.2	-10.5	-31.2
Production for own use	0.1	0.0	0.2	0.1	0.1
Use of materials and services	325.9	317.9	526.9	475.9	1,158.9
Employee benefit expenses	82.2	78.9	139.3	130.2	303.1
Depreciation and amortisation	8.4	9.2	12.6	13.4	34.3
Impairment	0.2		0.2		0.2
Other operating expenses	36.2	28.7	65.8	58.7	132.6
Share of the profit of associates and joint ventures	0.0	0.1	-0.7	-0.8	1.5

Operating profit	15.9	21.2	-17.0	-10.2	67.6

Finance income	0.1	0.2	0.2	0.2	0.8
Finance costs	4.2	4.9	8.6	8.9	19.2

Profit before income taxes	11.8	16.4	-25.4	-18.9	49.2

Income taxes	-2.3	-4.1	4.4	3.3	-11.2

Profit for the accounting period	9.4	12.3	-21.0	-15.6	38.0

Profit for the accounting period attributable to
Equity holders of the parent company	9.4	12.3	-21.0	-15.6	38.0
Non-controlling interests	0.0	0.0	0.0	0.0	0.0

Basic earnings per share attributable to equity holders of the parent company, EUR
From profit for the accounting period	0.38	0.48	-0.96	-0.83	1.27

Diluted earnings per share attributable to equity holders of the parent company, EUR
From profit for the accounting period	0.38	0.48	-0.96	-0.83	1.26

2) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	1-6/	1-6/	1-12/
EUR mill.	2017	2016	2016
Profit for the accounting period	-21.0	-15.6	38.0

Items that will not be reclassified to profit or loss
Pension obligations		0.0	0.4

Items that may be reclassified subsequently to profit or loss
Translation difference	-2.4	3.9	7.3

Other comprehensive income, total	-2.4	3.9	7.7

Comprehensive income for the accounting period	-23.4	-11.7	45.7

Comprehensive income for the accounting period attributable to
Equity holders of the parent company	-23.4	-11.7	45.7
Non-controlling interests	0.0	0.0	0.0

3) CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EUR mill.	6/2017	6/2016	12/2016
ASSETS

Non-current assets
Property, plant and equipment	139.1	144.5	136.6
Goodwill	53.2	53.6	53.9
Other intangible assets	8.5	11.6	10.0
Investments in associates and joint ventures	4.1	4.1	5.4
Available-for-sale financial assets	1.9	2.7	2.3
Deferred tax assets	33.5	40.4	30.7
Other non-current receivables	0.9	0.5	0.9
Total	241.2	257.3	239.6

Current assets
Inventories	392.1	395.2	359.3
Trade and other receivables	327.5	284.0	235.7
Income tax receivables	1.1	2.9	2.0
Cash and cash equivalents	56.2	116.2	131.4
Total	776.9	798.2	728.4

Total assets	1,018.0	1,055.5	968.0

EQUITY AND LIABILITIES

Share capital	34.0	34.0	34.0
Share premium account	5.7	5.7	5.7
Invested unrestricted equity fund	91.5	91.4	91.4
Hybrid bonds	34.8	69.3	34.8
Translation differences	-21.0	-21.9	-18.6
Retained earnings	170.2	153.2	148.2
Profit for the period	-21.0	-15.6	38.0
Equity attributable to shareholders of the parent company	294.3	316.1	333.7
Non-controlling interests	0.0	0.0	0.0
Total equity	294.3	316.1	333.7

Non-current liabilities
Interest-bearing liabilities	119.2	119.9	119.6
Deferred tax liabilities	9.8	12.4	12.3
Pension obligations		0.1
Provisions	19.9	28.4	20.4
Other liabilities	0.1	0.3	0.3
Total	149.0	161.1	152.5

Current liabilities
Interest-bearing liabilities	93.8	161.5	92.9
Provisions	11.9	11.9	12.1
Advance payments received	170.0	118.9	122.5
Trade and other payables	297.7	285.4	253.4
Income tax liabilities	1.3	0.6	0.8
Total	574.7	578.3	481.7

Total liabilities	723.7	739.4	634.3

Total equity and liabilities	1,018.0	1,055.5	968.0

4) CONSOLIDATED CASH FLOW STATEMENT

	1-6/	1-6/	1-12/
EUR mill.	2017	2016	2016
Profit before income taxes	-25.4	-18.9	49.2
Depreciation and impairment	12.8	13.4	34.5
Other adjustments	11.3	2.6	7.9
Cash flows before change in working capital	-1.3	-2.9	91.7
Change in working capital	-33.0	25.4	72.8
Financial items	-9.6	-14.0	-29.6
Direct taxes paid	-1.0	-1.3	-3.2
Cash flow from operating activities	-44.8	7.2	131.7
Cash flows provided by investing activities	4.7	4.9	13.9
Cash flows used in investing activities	-13.5	-5.6	-11.6
Cash flow from investing activities	-8.8	-0.7	2.3
Change in non-current receivables	-0.8	0.0	0.1
Drawings of loans	88.8	107.8	174.5
Repayments of borrowings	-93.7	-80.6	-225.0
Repayments of hybrid bond		-42.9	-77.7
Dividends paid	-15.3	-2.8	-2.8
Cash flow from financing activities	-21.1	-18.5	-131.0
Change in cash and cash equivalents	-74.7	-12.0	3.0
Cash and cash equivalents at the beginning of period	131.4	127.9	127.9
Translation difference of cash and cash equivalents	-0.5	0.2	0.4
Cash and cash equivalents at the end of the period	56.2	116.2	131.4

5) CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

A = Share capital	F = Retained earnings
B = Share premium account	G = Parent company shareholders’ equity
C = Invested unrestricted equity fund	H = Non-controlling interest
D = Hybrid bonds	I = Total equity
E = Translation differences

EUR mill.	A	B	C	D	E	F	G	H	I
Equity 1.1.2016	34.0	5.7	91.4	111.6	-25.9	160.6	377.6	0.1	377.6

Profit for the accounting period						-15.6	-15.6	0.0	-15.6
Items that will not be reclassified to profit or loss
Pension obligations						0.0	0.0		0.0
Items that may be reclassified subsequently to profit or loss
Translation differences					3.9		3.9		3.9
Comprehensive income, total					3.9	-15.6	-11.7	0.0	-11.7

Acquisiton of non-controlling interest						0.0	0.0	0.0	0.0
Hybrid bonds’ interests and costs						-4.6	-4.6		-4.6
Dividend						-2.8	-2.8		-2.8
Transactions with owners, total						-7.4	-7.4	0.0	-7.4

Hybrid bonds				-42.3			-42.3		-42.3

Equity 30.6.2016	34.0	5.7	91.4	69.3	-21.9	137.6	316.1	0.0	316.1

EUR mill.	A	B	C	D	E	F	G	H	I
Equity 1.1.2016	34.0	5.7	91.4	111.6	-25.9	160.6	377.6	0.1	377.6

Profit for the accounting period						38.0	38.0	0.0	38.0
Items that will not be reclassified to profit or loss
Pension obligations						0.4	0.4		0.4
Items that may be reclassified subsequently to profit or loss
Translation differences					7.3		7.3		7.3
Comprehensive income, total					7.3	38.5	45.7	0.0	45.7

Change in non-controlling interest						0.0	0.0	0.0	0.0
Hybrid bonds’ interests and costs						-10.1	-10.1		-10.1
Dividend						-2.8	-2.8		-2.8
Expired undistributed dividends						0.1	0.1		0.1
Transactions with owners, total						-12.8	-12.8	0.0	-12.9

Hybrid bonds				-76.8			-76.8		-76.8

Equity 31.12.2016	34.0	5.7	91.4	34.8	-18.6	186.3	333.7	0.0	333.7

EUR mill.	A	B	C	D	E	F	G	H	I
Equity 1.1.2017	34.0	5.7	91.4	34.8	-18.6	186.3	333.7	0.0	333.7

Profit for the accounting period						-21.0	-21.0	0.0	-21.0
Items that may be reclassified subsequently to profit or loss
Translation differences					-2.4		-2.4		-2.4
Comprehensive income, total					-2.4	-21.0	-23.4	0.0	-23.4

Hybrid bonds’ interests						-1.2	-1.2		-1.2
Dividend						-15.3	-15.3		-15.3
Share-based incentives			0.0			0.5	0.5		0.5
Transactions with owners, total			0.0			-16.0	-16.0		-16.0

Equity 30.6.2017	34.0	5.7	91.5	34.8	-21.0	149.3	294.3	0.0	294.3

6) SEASONALITY OF BUSINESS

Seasonality of certain operations of the company affects the company’s profit and its timing. Weather conditions influence the lengths of the Paving segment’s paving and mineral aggregates businesses working seasons, which affects the company’s profit and its timing. The working seasons of these businesses and consequently their profits take place mostly in the second and third quarters. In addition, there may be some seasonality in the Infra projects segment’s foundation engineering business due to the timing of building construction projects.

Revenue from residential and non-residential development projects is recognised, for the sold proportion, on completion which causes seasonal fluctuations to the company’s profit. The company seeks to balance this fluctuation by launching new developed projects evenly throughout the year in which case the projects will be completed and revenue from them is recognised as evenly as possible throughout the year.

7) CONSOLIDATED INCOME STATEMENT, QUARTERLY

	4-6/	1-3/	10-12/	7-9/	4-6/
EUR mill.	2017	2017	2016	2016	2016
Net sales	466.0	240.3	477.3	531.6	457.1

Other operating income	2.4	2.3	36.6	1.7	3.9
Change in inventories of finished goods and work in progress	0.4	16.8	-21.2	0.5	-5.3
Production for own use	0.1	0.1	0.0	0.0	0.0
Use of materials and services	325.9	200.9	321.0	362.0	317.9
Employee benefit expenses	82.2	57.1	85.4	87.4	78.9
Depreciation and amortisation	8.4	4.1	9.4	11.5	9.2
Impairment	0.2		0.2
Other operating expenses	36.2	29.6	42.7	31.3	28.7
Share of the profit of associates and joint ventures	0.0	-0.7	1.0	1.2	0.1

Operating profit	15.9	-32.9	35.0	42.8	21.2

Finance income	0.1	0.1	0.5	0.1	0.2
Finance costs	4.2	4.4	5.3	5.0	4.9

Profit before income taxes	11.8	-37.1	30.2	37.9	16.4

Income taxes	-2.3	6.7	-7.3	-7.1	-4.1

Profit for the accounting period	9.4	-30.4	22.9	30.7	12.3

Profit for the accounting period attributable to
Equity holders of the parent company	9.4	-30.4	22.9	30.7	12.3
Non-controlling interests	0.0	0.0	0.0	0.0	0.0

Basic earnings per share attributable to equity holders of the parent company, EUR

From profit for the accounting period	0.38	-1.34	0.83	1.27	0.48
Diluted earnings per share attributable to equity holders of the parent company, EUR
From profit for the accounting period	0.38	-1.34	0.82	1.27	0.48

8) SEGMENT INFORMATION

	4-6/	1-3/	10-12/	7-9/	4-6/	1-6/	1-6/
EUR mill.	2017	2017	2016	2016	2016	2017	2016
Net sales, Group	466.0	240.3	477.3	531.6	457.1	706.3	673.8
Paving	175.9	42.9	150.1	268.2	198.4	218.8	230.3
Infra projects	122.1	79.6	117.9	126.7	116.6	201.7	181.6
Building construction, Finland	155.8	113.8	196.0	131.1	141.0	269.6	254.1
Russian operations	21.5	9.8	15.2	21.4	12.1	31.3	17.9
Other operations	7.8	7.6	8.5	6.7	8.0	15.3	15.0
Group eliminations	-17.0	-13.5	-10.4	-22.4	-19.0	-30.5	-25.1

Depreciation and impairment, Group	8.6	4.1	9.6	11.5	9.2	12.8	13.4
Paving	5.4	1.7	5.2	8.0	6.0	7.1	7.4
Infra projects	1.6	1.6	1.7	1.9	1.9	3.1	3.4
Building construction, Finland	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Russian operations	0.4	0.3	0.3	0.3	0.3	0.7	0.4
Other operations	1.2	0.6	2.4	1.3	0.9	1.8	2.2

Operating profit, Group	15.9	-32.9	35.0	42.8	21.2	-17.0	-10.2
Paving	8.5	-24.7	-0.1	30.6	15.6	-16.3	-9.7
Infra projects	1.8	-3.6	4.9	7.3	3.8	-1.8	0.3
Building construction, Finland	7.9	0.6	10.7	3.5	3.7	8.5	3.0
Russian operations	0.0	-1.0	-4.4	1.8	-0.6	-1.1	-1.2
Other operations	-2.2	-4.1	23.9	-0.5	-1.3	-6.3	-2.5

Operating margin, Group, %	3.4	-13.7	7.3	8.0	4.6	-2.4	-1.5
Paving	4.8	-57.6	0.0	11.4	7.9	-7.4	-4.2
Infra projects	1.4	-4.5	4.2	5.7	3.2	-0.9	0.2
Building construction, Finland	5.0	0.5	5.4	2.7	2.6	3.1	1.2
Russian operations	-0.2	-10.5	-29.2	8.5	-5.3	-3.5	-6.8

OPERATING CAPITAL
EUR mill.	6/2017	3/2017	12/2016	9/2016	6/2016
Paving	210.0	189.6	189.0	194.6	207.4
Infra projects	47.7	36.4	30.3	27.0	27.9
Building construction, Finland	204.9	214.7	215.8	221.1	246.7
Russian operations	35.6	33.8	23.7	31.8	30.7
Other operations	3.1	4.8	15.3	1.6	6.0
Total	501.3	479.2	474.1	476.0	518.8
Items unallocated to segments	-80.7	-86.3	-85.9	-81.4	-72.4
Group total	420.6	392.9	388.2	394.6	446.4

9) FINANCIAL AND SHARE-SPECIFIC INDICATORS

	6/2017		6/2016		12/2016

Return on equity, rolling 12 months, %	10.4		1.8		10.7
Return on capital employed, rolling 12 months, %	11.0		4.6		11.3
Operating profit, % of net sales	-2.4		-1.5		4.0
Equity ratio, %	34.7		33.8		39.5
Gearing, %	53.3		52.2		24.3
Interest-bearing net liabilities, EUR mill.	156.8		165.2		81.1
Gross investments, EUR mill.	18.1		6.8		20.8
Order book, EUR mill.	1,647.4		1,495.7		1,265.2
- of which orders outside Finland, EUR mill.	384.8		344.2		289.9
Personnel at the end of period	5,960		5,391		4,244

Basic earnings per share, EUR	-0.96		-0.83		1.27
Diluted earnings per share, EUR	-0.96	(2)	-0.83	(2)	1.26
Equity per share, EUR	12.68		13.63		14.38
Dividend per share, EUR					0.66	(1)
Dividend per earnings, %					40.3
Market capitalisation at the end of period, EUR mill.	596.4		301.6		473.3
Share price at the end of period, EUR	25.70		13.00		20.40
Share trading (Nasdaq Helsinki), 1,000 shares	1,051		585		2,674
Number of issued shares, total	23,219,900		23,219,900		23,219,900
Number of treasury shares	15,000		16,687		16,687
Weighted average number of shares outstanding	23,204,164		23,193,101		23,203,213
Diluted weighted average number of shares outstanding	23,204,164	(2)	23,193,101	(2)	23,305,735

1) Dividend for the financial year ended 31 December 2016, resolved by Annual General Meeting 28 March 2017.

2) When calculating the diluted earnings per share the potentially dilutive shares of share based compensation plans have not been included in the weighted-average shares because they are antidilutive. The dilutive potential shares as of 30 June 2017 amounted to 87,741 shares (13,203).

10) PROPERTY, PLANT AND EQUIPMENT

EUR mill.	6/2017	6/2016	12/2016

Cost in the beginning of accounting period	409.0	408.6	408.6
Translation difference	-4.3	3.0	5.6
Increases	17.4	6.3	21.6
Disposals	-15.0	-11.4	-26.7
Transfers between items		-0.1	-0.1
Accumulated depreciation at the end of period	-268.0	-262.0	-272.4

Carrying amount at the end of accounting period	139.1	144.5	136.6

11) FAIR VALUES OF FINANCIAL INSTRUMENTS

A = Financial assets and liabilities recognised at fair

value through profit and loss

B = Loans and receivables

C = Available-for-sale financial assets

D = Financial liabilities recognised at amortised cost

					CARRYING	FAIR
EUR mill.	A	B	C	D	AMOUNT	VALUE
30.6.2017
Non-current financial assets
Available-for-sale financial assets			1.9		1.9	1.9
Other non-current receivables (1)		0.5			0.5	0.3
Current financial assets
Trade and other receivables		321.9			321.9	321.9
Derivative assets	1.9				1.9	1.9
Cash and cash equivalents		56.2			56.2	56.2

Financial assets total	1.9	378.6	1.9		382.4	382.2

Non-current financial liabilities
Interest-bearing liabilities				119.2	119.2	126.6
Other non-current liabilities				0.1	0.1	0.1
Current financial liabilities
Interest-bearing liabilities				93.8	93.8	93.8
Trade payables and other financial liabilities (2)				282.0	282.0	282.0
Derivative liabilities	1.7				1.7	1.7

Financial liabilities total	1.7			495.1	496.8	504.2

					CARRYING	FAIR
EUR mill.	A	B	C	D	AMOUNT	VALUE
30.6.2016
Non-current financial assets
Available-for-sale financial assets			2.7		2.7	2.7
Other non-current receivables		0.5			0.5	0.3
Current financial assets
Trade and other receivables		281.7			281.7	281.7
Derivative assets	0.8				0.8	0.8
Cash and cash equivalents		116.2			116.2	116.2

Financial assets total	0.8	398.4	2.7		402.0	401.8

Non-current financial liabilities
Interest-bearing liabilities				119.9	119.9	124.5
Other non-current liabilities				0.3	0.3	0.3
Current financial liabilities
Interest-bearing liabilities				161.5	161.5	161.5
Trade payables and other financial liabilities (2)				267.5	267.5	267.5
Derivative liabilities	2.5				2.5	2.5

Financial liabilities total	2.5			549.2	551.6	556.3

(1) Other non-current receivables do not include assets related to pension obligations.

(2) Trade payables and other financial liabilities do not include statutory obligations or prepayments received, as these are not classified as financial liabilities under IFRS.

For more information on fair value measurement of financial instruments, see Lemminkäinen’s Annual report 2016, Note 21 to the consolidated financial statements.

A fair value hierarchy of financial assets and liabilities recognised at fair value

Financial instruments within Level 1 of the hierarchy are traded in active markets hence prices are obtained directly from the efficient markets.

Fair values of instruments within Level 2 are based on observable market inputs and generally accepted valuation methods.

Fair values within Level 3 are not based on observable market data but on quotations provided by brokers and market valuation reports.

EUR mill.	Level 2	Level 3	Total
30.6.2017
Available-for-sale financial assets
Equity instruments		1.9	1.9

Derivative instruments
Derivative assets	1.9		1.9
Derivative liabilities	1.7		1.7

EUR mill.	Level 2	Level 3	Total
30.6.2016
Available-for-sale financial assets
Equity instruments		2.7	2.7

Derivative instruments
Derivative assets	0.2	0.7	0.8
Derivative liabilities	1.2	1.3	2.5

Level 3 reconciliation statement
Financial assets recognised at fair value through other comprehensive income

EUR mill.
Opening balance 1.1.2017	2.3
Disposals	-0.1
Gains and losses recognised through profit or loss, total	-0.3
Fair values 30.6.2017	1.9

12) RELATED PARTY TRANSACTIONS

EUR mill.	6/2017	6/2016	12/2016
Sales to associates and joint ventures	0.1	0.5	1.7

Purchases from associates and joint ventures	0.1	0.3	3.7

Trade receivables from associates and joint ventures	0.1	0.4	0.0
Loan receivables from associates and joint ventures	0.3	0.3	0.3
Total	0.4	0.7	0.3

Accounts payable to associates and joint ventures	0.0	0.1	0.2

Related party transactions with associates and joint ventures are mainly asphalt works and mineral aggregate deliveries. Company’s related party transactions with key management personnel and Board of Directors have consisted of ordinary salaries and remuneration. The company has agreed with certain members of the key management personnel that they are entitled to a transaction bonus related to the combination that is conditional to the completion of the combination.

13) CONTINGENT ASSETS AND LIABILITIES

EUR mill.	6/2017	6/2016	12/2016
Collaterals given by companies included in inventory(1)	153.4	158.4	144.4

Pledged assets
On own behalf(2)	3.8	5.1	3.6

Guarantees
On behalf of associates and joint ventures		2.0
On behalf of consortiums and real estate companies	0.4	0.3	0.6
On behalf of others(3)	3.8	5.6	4.6
Total	4.2	7.8	5.2

Minimum lease payments of irrevocable lease contracts
One year or less	14.7	12.5	12.6
Over one year but no more than five years	33.5	29.0	25.4
Over five years	5.9	8.3	6.6
Total	54.1	49.7	44.7

Purchase commitments(4)
Property, plant and equipment	6.9	3.9	2.7
Building plots and real estates	32.6	36.6	37.4
Total	39.5	40.5	40.1

Derivative contracts
Forward foreign exchange contracts
Nominal value	94.8	69.7	58.5
Fair value	1.3	-0.1	-0.5

Interest rate swap contracts
Nominal value	40.0	40.0	40.0
Fair value	-0.5	-1.0	-0.7

Commodity derivatives
Nominal value	13.1	21.0	5.5
Fair value	-0.6	-0.6	0.5

(1) Collaterals given by companies included in inventories are for collateral security for their debts.

(2) Includes a retrospective adjustment to comparison period 6/2016.

(3) The guarantees have been granted on behalf of the building construction business in Sweden (Rekab Entreprenad AB) which was divested on 1 September 2015. The acquiring parties have set a counter-commitment for part of these guarantees.

(4) The amounts of presented commitments are minimum commitments based on the contract. Purchase commitments of property, plant and equipment are machinery investments of Paving and Infra projects segments. Purchase commitments of building plots and real estates are related to business of Building Construction, Finland. Purchase commitments of building plots and real estates might contain contracts with terms for i.a. about enforcement of zoning. Comparison period figures are adjusted.

The fair value of derivative instruments is the gain or loss arising from the settlement of the contract at the market price prevailing on the reporting date.

Damages related to the asphalt cartel

The situation with damages related to the asphalt cartel has not changed after the publication of the interim report on 27 April 2017. Lemminkäinen has been served summons regarding 21 claims against Lemminkäinen and other asphalt companies for damages. The capital amount of these claims is approximately EUR 26 million. For these claims, Lemminkäinen has made a provision worth EUR 5.2 million based on the Helsinki Court of Appeal’s decisions.

Quality concerns related to ready-mixed concrete

In its construction business Lemminkäinen uses as a raw material, among other things, ready-mixed concrete. During the year 2016, especially in some infrastructure projects, suspicions have arisen that the ready-mixed concrete used in Finland would not entirely fulfill the predetermined quality requirements. As discussed in public in Finland, some quality problems have arisen for example during the construction of the concrete deck of the T3 building of Turku University Hospital, where Lemminkäinen is the project management contractor. It is claimed that the ready-mixed concrete would not fulfill the quality requirements, which even has led to the demolition of some structures.

The Hospital District of Southwest Finland, as client in the project for the construction of the concrete deck of the T3 building of Turku University Hospital, has presented claims for damages to Lemminkäinen relating to the quality of the ready-mixed concrete. The capital amount of these claims is currently approximately EUR 17 million.

According to Lemminkäinen, the responsible party for the quality of the concrete is the supplier. Consequently, Lemminkäinen has filed a claim to the District Court of Helsinki for compensation from the supplier, Rudus Oy, regarding the expenses relating to possible quality deviations. The capital amount of the claim is currently approximately EUR 20 million.

Lemminkäinen has not made any provisions for the claims.

In addition, the company has other individual legal proceedings related to business operations, the outcome of which is uncertain. The company estimates that these legal proceedings will not have a material impact on the company’s financial position.